Filed by Sears, Roebuck and Co.

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act
of 1934

Subject Company:
Sears, Roebuck and Co.
(Commission File No. 1-416)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kmart Holding Corporation and Sears, Roebuck and Co., including cost and revenue synergies of the proposed transaction, expected accretion to earnings, future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Kmart’s and Sears’ management and are subject to significant risks and uncertainties. Actual results, performance or achievements may be materially different from those expressed or implied in such forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Kmart and Sears stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; the successful execution of, and customer response to, strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; the outcome of pending legal proceedings; anticipated cash flow; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; changes in interest rates; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; general economic conditions and normal business uncertainty; and the impact of seasonable buying patterns, which are difficult to forecast with certainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Kmart’s and Sears’ results to differ materially from those de-

scribed in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of Kmart and Sears filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Kmart and Sears, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary.

     The respective directors and executive officers of Kmart and Sears and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Kmart’s directors and executive officers is available in its proxy statement filed with the SEC by Kmart on April 8, 2004, and information regarding Sears’ directors and executive officers is available in its proxy statement filed with the SEC by Sears on March 22, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

New Associate Q&A

Will there be any stock option grants before the merger close?

No, under the terms of the merger agreement, we will not be permitted to make an annual option grant. (If you received an option grant on Feb. 4, 2004, this grant just vested, according to its terms, on Dec. 1.)

I am over 55. Will I continue to have the option of taking my pension as a lump sum if I retire after the merger is complete?

Associates vested in the pension plan will not lose any earned benefits, such as lump sum distribution rights. The benefits programs of both companies will be evaluated over the coming months and any changes will be communicated at the appropriate time.

Who bought whom?

This is a merger, in which Sears and Kmart will both be wholly owned by a new company. Sears shareholders will have the ability to receive either stock in the new company or cash in return for their current Sears shares at closing. (Kmart shareholders will all receive stock in the new company.) The new company – Sears Holdings Corporation — will reflect the Sears name and will be headquartered in Hoffman Estates, the headquarters of Sears, Roebuck and Co. We anticipate that Sears management will be significantly represented in the management of the new company.

This is a merger of equals in that the market value of both companies was roughly the same at the time of the announced transaction. However, since Sears shareholders will have the ability to receive cash for a percentage of shares at closing and Kmart shareholders will not, the Sears equity position will be reduced and the transaction will be deemed an acquisition in the financial sense. The end result of the transaction is two partners coming together in a merger to create a new company, focused on growth, that will strengthen both and accelerate Sears’ off-mall growth strategy.

Why do Sears shareholders have a cash option?

Sears felt it was important to provide Sears shareholders with a choice between cash or stock to allow them to elect what is best for their individual investment situations. (Subject to pro rata conditions described below).

Upon the close of the merger, is there an option to roll over any of my vested options into the new Sears Holdings Corporation?

No, you can not roll over any options into the Sears Holdings Corporation.

Are there tax advantages to selling now or waiting until the merger close?

Whether you choose to sell now or wait until the merger close, the tax treatment of the cash payment is the same, but the amount of tax will depend upon your total income and your tax bracket. You may wish to consult with a financial advisor.

What is the value of my stock options at the close of the Sears/Kmart merger?

You will receive a cash payment for all unexercised stock options you hold at the merger close, based on the difference of the “blended merger price” and the options grant price (less taxes). The blended merger price is based on the following formula: (45% x $50) + (55% x 1/2 of the Kmart stock price at closing).

Example 1: If Kmart stock price is $101* at the time the merger closes, the blended merger price is: (45% x $50) + (55% x 1/2 of $101*) = $22.50 + $27.77 = $50.27. If your option grant price is $44.53 and you were granted 100 options, your cash payment would be $574 (less applicable taxes).

$50.27	(blended merger price)
-$44.53	(2004 option grant price)
$5.74	(value per share, less applicable taxes)
x 100	(number of stock options granted)
$574	(cash payment, less applicable taxes)

Example 2: If Kmart stock price is $101* at the time the merger closes, the blended merger price is: (45% x $50) + (55% x 1/2 of $101*) = $22.50 + $27.77 = $50.27. If your option grant price is $21.64 and you were granted 100 options, your cash payment would be $2,863 (less applicable taxes).

$50.27	(blended merger price)
-$21.64	(2003 option grant price)
$28.63	(value per share, less applicable taxes)
x 100	(number of stock options granted)
$2,863	(cash payment, less applicable taxes)

* The prices in the examples are for illustrative purposes only

What if the “blended merger price” is less than the option price of my options that were granted to me?

If the blended merger price is less than the option price of the shares granted to you, your cash value for these options would be $0.

If I decide to exercise my vested stock options prior to the close, will I be charged a broker fee? Smith Barney, the company that Sears utilizes to service all stock option participants, charges a broker fee, similar to other stock market brokers. The commission schedule is a sliding scale ($30 fee minimum per transaction):

•	1-500 shares $.10 per share

•	501 – 1,000 shares $.08 per share

•	1,001-5,000 shares $.06 per share

•	5001 shares & up $.05 per share

If you decide to exercise, a check will be mailed to you from Smith Barney 3-4 business days after the transaction.

If I decide to wait until the merger close, will broker fees be applied?

No, broker fees will not be applied.